Exhibit 1.02
Key Tronic Corporation
Conflict Minerals Report
For the year ended December 31, 2013
Company Overview and Introduction
Key Tronic Corporation is a leader in electronic manufacturing services and solutions to original equipment manufacturers of a broad range of products. We provide engineering services, worldwide procurement and distribution, materials management, world-class manufacturing and assembly services, in-house testing, and unparalleled customer service. Our international production capability provides our customers with benefits of improved supply-chain management, reduced inventories, lower transportation costs, and reduced product fulfillment time.
This is the Conflict minerals Report for Key Tronic Corporation (herein referred to as “KTC”, “KeyTronicEMS, the “Company”, “we”, “us”, or “our”) for calendar year 2013 (excepting conflict minerals (3TG’s) that, prior to January 31, 2013, were located outside the supply chain) in accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 (“Rule 13p-1”).
Due Diligence Framework
Pursuant to Rule 13p-1, KTC has identified that 3TG’s were necessary to the production of its products and subsequently as a result undertook due diligence efforts on the source and chain of custody of those materials.
Key Tronic has structured its compliance and due diligence activities in accordance with the internationally recognized Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Framework”) of the Organization for Economic Cooperation and Development (OECD).
Due Diligence Approach
In accordance with the OECD Five-Step Framework for risk-based due diligence in the Mineral Supply Chain, KTC’s due diligence efforts for 2013 are summarized below:
Establish Company Management Systems
Conflict Minerals Compliance Team
We have established a cross functional conflict minerals team comprising of executive level management to establish policies and direct the overall efforts of the conflict minerals compliance program. This team has been sponsored by the company’s VP of Quality and Regulatory Affairs and the compliance program has been approved by the company’s highest management committee.
Conflict Minerals Policy
We have established a policy with respect to the sourcing of minerals from the covered countries and published this policy on our external website at http://www.keytronic.com/home/about-us/conflict-minerals/. In this policy we identify and discourage the use of conflict minerals or derivative metals sourced from mines controlled by armed groups in the DRC.
Supplier Engagement
KTC has in place a supplier manual, guidelines, procedures and standard contractual terms & conditions (as applicable) that, among other things, require conflict minerals compliance as a prerequisite for qualification to do business with KTC. Consistent with this principle, we actively identify and engage high-risk suppliers or those supplier’s providing high risk commodities to promote tracing of their supply chain for the purpose of verifying whether necessary conflict minerals may have financed conflicts in the covered countries.
Grievance Mechanism
KTC has in place a procedure for reporting any violation of our guidelines regarding conflict minerals and/or other compliance violations via an established grievance mechanism whereby alleged violations may be reported to KTC.

Identify, Assess and Respond to Risks in the Supply Chain
KTC undertook the following measures to identify, assess and respond to risks in the supply chain:

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We conducted a supply chain survey, based on the Electronics Industry Citizenship Coalition/Global eSustainability Initiative conflict minerals reporting template, which involved our high-risk suppliers and/or suppliers of high risk commodities.

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The responses received from our suppliers about the country of origin of any necessary conflict mineral(s) were reviewed for accuracy, completeness or red flags requiring additional due diligence scrutiny.

•	Suppliers who sent us incomplete or inconsistent responses were asked to review their questionnaire responses and resubmit their survey.

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Suppliers that did not respond to the initial or subsequent survey requests were sent escalation letters requesting that they provide a response. As we continue our due diligence efforts, those suppliers that ultimately fail to respond appropriately to KTC’s solicitations regarding conflict minerals will be disqualified as an approved supplier.

Report Annually on Supply Chain Due Diligence
In accordance with OECD guidance and the SEC Final Rule, this report and the associated Form SD shall be available online at http://www.keytronic.com/home/about-us/conflict-minerals/.
Due Diligence Results
As a downstream consumer of conflict minerals, we rely on our suppliers to gather information about smelters and refiners that process any necessary conflict minerals contained in the products provided to KTC. To date, approximately 40% of the responses received from suppliers have provided KTC with sufficient information to be able to identify the processing facilities. It is likely that much of the product supplied to KTC during 2013 was “outside the supply” chain as of January 31, 2013.
Continuous Improvement Efforts to Mitigate Risk
Survey Results
Key Tronic Corporation will continue to work with its business partners to improve the response rate and the quality of its conflict minerals inquiries.
Traceability
Key Tronic Corporation shall continue to incorporate, where applicable, the compliance status of affected materials which are controlled within the company’s ERP system.
Contract Process
Key Tronic Corporation has or will enter into contracts with its vendors to supply materials that are in compliance with the Dodd-Frank Act.
Supplier Manual
Key Tronic Corporation shall continue to update its Global Supplier Manual as necessary based, in part, on the EICC Code.
Supply Chain Assessment/Scorecard
Key Tronic Corporation shall continue to incorporate the EICC/GeSI program within its supplier assessment and commodity due diligence systems as necessary in an effort to identify those smelters utilizing non-DRC sourced minerals.
Risk Assessment and Mitigation
Key Tronic Corporation shall conduct commodity, supplier and supply chain risk assessments in an effort to mitigate the risk of the use of conflict minerals and adapt its policies and procedures as necessary.
Independent Audit
Pursuant to Rule 13p-1, KTC is not required to obtain an independent private sector audit of its due diligence process which is ongoing.